SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Chemtura Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                                                ________163893209_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ December 13, 2016________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,391,015 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,391,015 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,391,015 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.80%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,423,656 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,726,356 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,726,356 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.50%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 85,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 85,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 85,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.13%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 399,797 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 399,797 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 399,797 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.63%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 9,130 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 9,130 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 9,130 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 163893209
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 49,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 49,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 49,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.08%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 8 to Schedule 13D on the Common Stock of Chemtura Corporation, (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on March 27, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, The Gabelli Go Anywhere Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 7,660,798 shares, representing 12.16% of the 62,990,748 shares outstanding as reported in the Issuer's Schedule 14A as of October 28, 2016.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds Teton Advisors GCIA Mario Gabelli GBL	4,726,356 2,391,015 85,000 399,797 49,500 9,130	7.50% 3.80% 0.13% 0.63% 0.08% 0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 302,700 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2016

GGCP, INC.
MARIO J. GABELLI
 MJG ASSOCIATES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Teton Advisors, Inc.
& Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – Associated Capital Group, Inc.
& GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Michael J. Mancuso David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Dennis Kevin Handwerker Agnes Mullady David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

Executive Vice President

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Patrick Dennis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Executive Vice President, Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Patrick Dennis Maria Gigi	President Executive Vice President and Chief Financial Officer Controller
Bruce N. Alpert Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Chief Compliance Officer

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-CHEMTURA CORPORATION

          GABELLI & COMPANY INVESTMENT ADVISERS, INC.
                      12/06/16              800            33.0000
                      12/05/16              300            33.0000
                      12/02/16            4,250            32.9516
                      12/01/16            4,800            32.9060
                      11/30/16            1,400            32.9781
                      11/29/16            8,725            32.9604
                      11/28/16            5,600            32.9999
                      11/21/16            4,800            33.0063
                      11/17/16            1,700            32.9500
                      11/15/16            2,500            32.9634
                      11/07/16            2,800            32.7385
                      11/03/16            3,300            32.7000
                      11/02/16            3,700            32.7504
                      10/31/16            3,800            32.7815
                      10/26/16            1,700            32.8600
             GABELLI ASSOCIATES LIMITED II E
                      12/06/16              600            33.0000
                      12/05/16              200            33.0000
                      12/02/16            2,600            32.9516
                      12/01/16            2,900            32.9060
                      11/30/16            1,200            32.9781
                      11/29/16            5,500            32.9604
                      11/28/16            3,600            32.9999
                      11/21/16            2,900            33.0063
                      11/17/16            1,100            32.9500
                      11/15/16            1,400            32.9634
                      11/07/16            1,800            32.7385
                      11/03/16            2,000            32.7000
                      11/02/16            2,400            32.7504
                      10/31/16            6,100            32.7815
                      10/26/16              800            32.8600
             GABELLI ASSOCIATES LIMITED
                      12/06/16              700            33.0000
                      12/05/16              400            33.0000
                      12/02/16            3,700            32.9516
                      12/01/16            4,200            32.9060
                      11/30/16            1,100            32.9781
                      11/29/16            7,800            32.9604
                      11/28/16            5,200            32.9999
                      11/21/16            4,300            33.0063
                      11/17/16            1,400            32.9500
                      11/15/16            2,200            32.9634
                      11/07/16            2,600            32.7385
                      11/03/16            3,000            32.7000
                      11/02/16            3,207            32.7504
                      10/31/16            3,400            32.7815
                      10/26/16            1,500            32.8600
            GABELLI ASSOCIATES FUND II
                      12/06/16              500            33.0000
                      12/05/16              200            33.0000
                      12/02/16            1,300            32.9516
                      11/29/16            4,800            32.9604
                      11/28/16            3,300            32.9999
                      11/21/16            2,600            33.0063
                      11/17/16              900            32.9500
                      11/15/16            1,400            32.9634
                      11/07/16            1,600            32.7385
                      11/03/16            1,800            32.7000
                      11/02/16            2,000            32.7504
                      10/31/16            2,200            32.7815
                      10/26/16            1,000            32.8600
             GABELLI ASSOCIATES FUND
                      12/06/16            1,100            33.0000
                      12/05/16              400            33.0000
                      12/02/16            5,300            32.9516
                      12/01/16            5,700            32.9060
                      11/30/16            1,692            32.9781
                      11/29/16           10,900            32.9604
                      11/28/16            7,200            32.9999
                      11/21/16            5,800            33.0063
                      11/17/16            2,100            32.9500
                      11/15/16            3,000            32.9634
                      11/07/16            3,490            32.7385
                      11/03/16            4,100            32.7000
                      11/02/16            4,500            32.7504
                      10/31/16            4,700            32.7815
                      10/26/16            2,100            32.8600
          GAMCO INVESTORS, INC.
                      12/06/16              100            33.0000
                      12/02/16              300            32.9516
                      12/01/16              500            32.9060
                      11/30/16              100            32.9781
                      11/29/16              700            32.9604
                      11/28/16              500            32.9999
                      11/21/16              500            33.0063
                      11/15/16              300            32.9634
                      11/07/16              200            32.7385
                      11/03/16              300            32.7000
                      11/02/16              300            32.7504
                      10/31/16              400            32.7815
          GAMCO ASSET MANAGEMENT INC.
                      12/13/16            1,500-           33.1789
                      12/13/16            1,600-           33.1875
                      12/13/16            2,000-           33.2000
                      12/13/16              340-           33.1147
                      12/12/16            6,000-           33.1750
                      12/12/16           10,000            33.1500
                      12/12/16              100-           33.2000
                      12/09/16              300-           33.1750
                      12/08/16           15,800-           33.1003
                      12/08/16              800-           33.1500
                      12/08/16            5,000-           33.1675
                      12/08/16              400-             *DO
                      12/07/16            1,600-           33.0391
                      12/06/16              200-           33.0000
                      12/06/16            1,600-           33.0250
                      12/06/16              900-             *DO
                      12/06/16                7            33.0000
                      12/05/16           10,050            33.0000
                      12/02/16            1,000-           33.1000
                      12/02/16              300-             *DO
                      12/02/16            1,850            32.9516
                      12/02/16            1,500-           33.0000
                      12/01/16            4,500-             *DO
                      12/01/16            1,700-           32.9000
                      12/01/16            1,200            33.0000
                      12/01/16            2,200            32.9060
                      11/30/16              650            32.9781
                      11/30/16              500-           32.9750
                      11/30/16           68,105-           32.9695
                      11/30/16            4,000            32.9500
                      11/29/16           20,000            32.9488
                      11/29/16              200-           32.9750
                      11/29/16            4,175            32.9604
                      11/29/16           31,500-           32.9698
                      11/29/16           13,395-           32.9587
                      11/29/16            1,600            33.0000
                      11/29/16            6,000            32.9396
                      11/29/16              300-           32.9000
                      11/29/16              150-           32.9429
                      11/28/16           28,000            33.0500
                      11/28/16            2,650            32.9999
                      11/28/16            1,040-           33.0755
                      11/28/16           14,300-           33.0441
                      11/28/16           28,700-           33.0174
                      11/28/16              750-           33.0000
                      11/25/16           15,500-           33.0526
                      11/23/16            1,000-             *DO
                      11/23/16           18,000-           33.1040
                      11/23/16            1,200-           33.2000
                      11/23/16              200-             *DO
                      11/22/16            8,100-           33.1123
                      11/21/16            2,350            33.0063
                      11/21/16            8,200-           33.0129
                      11/18/16           24,436-           33.1188
                      11/18/16              300-           33.1750
                      11/18/16            2,000-           33.0000
                      11/18/16              750              *DI
                      11/17/16           10,714-           33.0500
                      11/17/16              100-           32.9668
                      11/17/16           15,000-           32.9658
                      11/17/16              500            32.9500
                      11/16/16            7,200-           32.9910
                      11/16/16            9,200-           33.0000
                      11/15/16           16,205-           33.0750
                      11/15/16              500-             *DO
                      11/15/16            3,297-           33.1000
                      11/15/16            1,100            32.9634
                      11/15/16              500-           33.0000
                      11/14/16            3,300-           33.0000
                      11/14/16            8,003-           33.0466
                      11/14/16           11,700-           33.1049
                      11/14/16            1,000-           33.0730
                      11/11/16            6,400-           32.8727
                      11/11/16          105,800-           32.9175
                      11/11/16           10,700-           32.9033
                      11/10/16            4,100-           32.9640
                      11/10/16          125,700-           32.8798
                      11/10/16              200-           32.8750
                      11/10/16            1,457-             *DO
                      11/08/16            3,090-           32.7856
                      11/08/16              500-             *DO
                      11/08/16            2,000-           32.7500
                      11/08/16           12,000-           32.7717
                      11/07/16            1,625            32.7385
                      11/07/16            9,500-           32.7581
                      11/07/16            2,500-           32.7860
                      11/04/16            3,700-           32.8068
                      11/04/16              900-           32.8750
                      11/04/16            5,000-           32.8500
                      11/03/16            1,400            32.7000
                      11/03/16            5,000-           32.7500
                      11/02/16            3,400-           32.7574
                      11/02/16            1,775            32.7504
                      11/02/16            1,400-           32.7500
                      11/02/16              500-           32.7600
                      11/01/16              400-           32.7750
                      11/01/16            1,500-           32.8000
                      11/01/16              500-             *DO
                      11/01/16            1,000-           32.7700
                      10/31/16              500-           32.8000
                      10/31/16            1,500-           32.8033
                      10/31/16            3,400-           32.7903
                      10/31/16              500-           32.7900
                      10/31/16            2,100            32.7815
                      10/28/16            8,000-           32.9184
                      10/27/16            1,000-           32.8800
                      10/27/16            8,000-           32.8622
                      10/27/16              500-           32.8931
                      10/26/16              350            32.8600
                      10/26/16              400-           32.8600
                      10/26/16            2,278-           32.8437
                      10/26/16              400-           32.8424
                      10/26/16            8,000-           32.8680
                      10/25/16           20,522-           32.8770
                      10/25/16            1,000-           32.8901
                      10/24/16              200-             *DO
                      10/24/16            1,500-           32.9001
                      10/24/16              300-           32.9300
                      10/21/16              500-             *DO
                      10/21/16              800-           32.8701
                      10/20/16            6,000-           32.9220
                      10/20/16            1,500-           32.8893
                      10/20/16              150-           32.9333
                      10/20/16            2,400-           32.9300
                      10/19/16              500-           32.9200
                      10/19/16              300-           32.9410
                      10/18/16            8,000-           32.8529
                      10/17/16              300-           32.8200
                      10/17/16              200-           32.8550
                      10/17/16              100-           32.8350
          GGCP, INC.
                      12/05/16            9,000-             *DO
                      11/14/16            4,000-             *DO
          GABELLI FUNDS, LLC.
             GABELLI FOCUS FIVE FUND
                      12/13/16           15,189-           33.2000
                      12/09/16           35,000-           33.1838
                      12/08/16           21,658-           33.1551
                      12/07/16              500-           33.1500
                      10/31/16           20,600-           32.7799
                      10/31/16          100,000-           32.8000
                      10/28/16           17,242            32.9234
                      10/28/16           34,484-           32.9234
                      10/27/16           80,000-           32.8813
                      10/27/16           40,000            32.8813
             GABELLI VALUE FUND
                      12/13/16            5,000-           33.1615
                      12/09/16            8,000-           33.1556
                      12/07/16            6,000-           33.0583
                      11/28/16            5,000-           33.0000
                      11/15/16            8,000-           33.0019
                      11/08/16            9,000-           32.7500
                      11/03/16            5,000-           32.7000
                      10/28/16            8,000-           32.8263
             GABELLI SMALL CAP GROWTH FUND
                      11/02/16           20,000-           32.7768
                      11/01/16           15,000-           32.7888
             GABELLI GO ANYWHERE TRUST
                      12/02/16            4,000            32.9000
             GABELLI EQUITY TRUST
                      12/07/16           45,000-           33.0943
                      12/05/16           35,000-           32.9880
             GABELLI ASSET FUND
                      11/18/16            5,000-           33.1500
                      11/01/16           70,000-           32.7888
                      10/26/16            3,693-           32.8598
             GABELLI CAPITAL ASSET FUND
                      11/14/16            1,000-           32.9750
                      11/07/16            3,500-           32.8000
             GAMCO MERGER ARBITRAGE
                      12/06/16            1,193            33.0000
                      12/05/16              950            33.0000
                      12/02/16            5,700            32.9516
                      12/01/16            6,700            32.9060
                      11/30/16            4,200            32.9781
                      11/29/16            9,900            32.9604
                      11/28/16            9,532            32.9999
                      11/21/16            6,750            33.0063
                      11/17/16            2,300            32.9500
                      11/15/16            3,879            32.9634
                      11/07/16            4,375            32.7385
                      11/03/16            4,100            32.7000
                      11/02/16            6,900            32.7504
                      10/31/16            5,100            32.7815
                      10/26/16            5,050            32.8600
             GABELLI ABC FUND
                      12/01/16              200            32.8500
                      11/29/16           30,600            32.9488
                      11/21/16           10,000            33.0000
                      11/16/16           10,000            32.9500
                      11/15/16           10,000            32.9500
                      11/14/16           20,000            32.9500
                      11/03/16           10,000            32.7000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.